FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

In this report, references to “$,”“$U.S.” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos. This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Forward Looking Statements

This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as “believe,”“expect,”“anticipate,”“should,”“planned,”“estimated” and “potential,” among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

• ability to attract subscribers;

• expansion of our business to new cities;

• changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

• our ability to manage, implement and monitor billing and operational support systems;

• an increase in churn, or subscriber cancellations;

• the control of us retained by certain of our stockholders;

• changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

• the effects of governmental regulation of the Mexican telecommunications industry;

• declining rates for long distance traffic;

• fluctuations in labor costs;

• foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

• the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

• the timing and occurrence of events which are beyond our control; and

• other factors described in this Form 6-K.

Any forward-looking statements in this Form 6-K are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

PART I - FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets

September 30, 2005 and December 31, 2004
(Thousands pesos of constant purchasing power as of September 30, 2005)

	(Unaudited)
	September 30,	December 31,
	2005	2004

Current assets:
Cash and cash equivalents (includes $1,019,955 and $539,366 from temporary investments in 2005 and 2004, respectively)	$1,037,240	564,090
Accounts receivable, (net of allowance for doubtfull accounts of $155,582 and $101,970 in 2005 and 2004, respectively)	640,518	516,458
Refundable taxes and other accounts receivable	126,914	83,933
Prepaid expenses (note 6)	115,425	134,180
Inventories	59,340	59,268

Total current assets	1,979,437	1,357,929

Long-term accounts receivable	19,122	20,113
Property, systems and equipment, net (note 7)	6,570,256	6,219,092
Telephone concession rights, net of accumulated amortization of $302,164 and $263,171 in 2005 and 2004, respectively	676,866	715,859
Pre-operating expenses, net	177,469	206,164
Deferred income taxes (note 12)	48,453	126,252
Other assets (note 8)	153,376	143,483

Total assets	$9,624,979	8,788,892

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$498,362	606,487
Accrued interest	87,498	11,069
Taxes payable	24,658	41,460
Current maturities of long-term debt (note 10)	39,860	49,846
Short-term debt (note 9)	2,318	110,322
Other accounts payable (note 11)	238,512	204,166
Derivative financial instruments (note 4)	76,704	951

Total current liabilities	967,912	1,024,301

Long-term debt, excluding current maturities (note 10)	2,744,119	2,061,624
Premium on bond issuance (note 10)	53,392	-
Other long-term accounts payable	2,285	3,605
Seniority premiums	2,131	2,436

Total liabilities	3,769,839	3,091,966

Stockholders’ equity (note 13):
Common stock	7,230,916	7,230,916
Additional paid-in capital	143,073	143,073
Deficit	(1,593,814)	(1,797,338)
Cumulative deferred income tax effect	120,579	120,579
Change in the fair value of derivative instruments (note 4)	(45,614)	(304)

Total stockholders’ equity	5,855,140	5,696,926

Commitments and contingencies (note 14)

Total liabilities and stockholders’ equity	$9,624,979	8,788,892

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Thousands pesos of constant purchasing power as of September 30, 2005)

	Three months ended		Nine months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
Rental, installation, service and other revenues	$1,251,745	1,013,613	3,591,006	2,870,326

Operating costs and expenses:
Cost of sales and services	(380,746)	(322,389)	(1,114,631)	(896,987)
Selling and administrative expenses	(422,667)	(360,600)	(1,236,586)	(1,003,035)
Depreciation and amortization	(278,506)	(259,911)	(809,933)	(756,344)

	(1,081,919)	(942,900)	(3,161,150)	(2,656,366)

Operating income	169,826	70,713	429,856	213,960

Comprehensive financing result:
Interest expense	(95,090)	(73,338)	(281,270)	(210,628)
Interest income	11,946	3,335	38,468	13,078
Foreign exchange gain (loss), net	(2,804)	718	79,442	(29,936)
Monetary position gain	12,391	18,372	28,583	37,576

Comprehensive financing result, net	(73,557)	(50,913)	(134,777)	(189,910)

Other income (expense), net	10,747	533	3,983	11,029

Income (loss) before income taxes	107,016	20,333	299,062	35,079

Deferred income tax (note 12)	(37,498)	(30,154)	(95,538)	(40,706)

Net income (loss)	$69,518	(9,821)	203,524	(5,627)

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(Thousands pesos of constant purchasing power as of September 30, 2005)

	Nine months ended
	September 30,
	(Unaudited)
	2005	2004
Operating activities:
Net income	$203,524	(5,627)
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation	725,871	677,543
Amortization	84,062	78,801
Seniority premium allowance	110	-
Deferred income tax	95,538	40,706

Resources provided by the operations	1,109,105	791,423

Net investment in operations	(223,716)	(271,257)

Resources provided by operating activities	885,389	520,166

Financing activities:
Proceeds from (payments of) loans and interest, net	640,934	5,018
Premium on bond issuance	53,392	-
Other accounts payable	(3,265)	3,575

Resources provided by (used in) financing activities	691,061	8,593

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,077,035)	(886,695)
Pre-operating results	(1,884)	(21,206)
Other assets	(24,381)	(30,810)

Resources used in investing activities	(1,103,300)	(938,711)

Increase (decrease) in cash and cash equivalents	473,150	(409,952)

Cash and cash equivalents at beginning of period	564,090	1,087,054

Cash and cash equivalents at end of period	$1,037,240	677,102

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
(Thousands pesos of constant purchasing power as of September 30, 2005)

	Common stock	Additional paid-in capital	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2004	$7,230,916	143,073	(1,797,338)	120,579	(304)	5,696,926

Comprehensive income	-	-	203,524	-	(45,310)	158,214

Balances as of September 30, 2005 (Unaudited)	$7,230,916	143,073	(1,593,814)	120,579	(45,614)	5,855,140

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
September 30, 2005 and December 31, 2004
(Thousands pesos of constant purchasing power as of September 30, 2005)

(1)	Organization and description of business

Axtel, S. A. de C. V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 14f). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

•
60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $146,820 for the Company.

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $74,044 for the Company.

•	50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $758,166 for a period of twenty years with an extension option.

The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, Leon, Querétaro, San Luis Potosí, Aguascalientes, Saltillo, Ciudad Juárez and Tijuana.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(2)	Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (MexGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of September 30, 2005, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

	NCPI	Inflation %

September 30, 2005	418.842	1.75
December 31, 2004	411.648	5.47
September 30, 2004	403.343	3.34

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2004, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Mexico have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005.

When reference is made to pesos or “$”, it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos as of the balance sheet date.

The consolidated financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

% ownership

Instalaciones y Contrataciones, S. A. de C. V.	99.998%
Impulsora e Inmobiliaria Regional, S. A. de C. V.	99.998%
Servicios Axtel, S. A. de C. V.	99.998%

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(3)	Accounting changes

a) Business combinations

In March, 2004, the Mexican Institute of Public Accountants issued the new Bulletin B-7 Business Combinations, which is mandatory beginning on January 1, 2005, although it allows early application. The Bulletin B-7 provides for certain rules to the accounting treatment of business acquisitions and investments in associated entities. The most relevant aspects included in Bulletin B-7 among others are: the adoption of the purchase method as a unique rule of accounting thus eliminating the use of the International Accounting Standard IAS-22, Business Combinations; revision of the accounting treatment of goodwill, eliminating its amortization and establishing certain rules of impairment; inclusion of specific rules in the acquisition of minority interest, transfers of assets or exchanges of stock among entities under common control, and the accounting treatment of intangible assets recognized in a business combinations.

The initial adoption of this Bulletin had no material effect on the financial position or results of operations of the Company.

b) Labor obligations.

The new Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin were effective immediately, except for those relating to payments upon termination of labor relationships, which are effective January 1, 2005.

This Bulletin adds the issue of post-retirement benefit payments, to supersede Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles, Relating to Labor Obligations.” Also, this Bulletin eliminates the issue of unforseen payments, and replaces it with the one relating to “Payments Upon Termination of the Labor Relationship,” defining them as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied, and (ii) for reasons other than restructuring, which valuation and disclosure requirements are the same as those for pension and seniority premium payments, permitting that, upon adoption of the Bulletin, the transition asset or liability be immediately recognized in the results of operations or that it be amortized over the average remaining service life of employees.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(4)	Hedging

On March 29, 2004, the Company entered into a derivative Cross Currency Swaps (CCS) transaction, denominated “Coupon Swap” agreement to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million 11% senior notes which mature in 2013. Under the CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at annual rate of 12.30%.

On June 6, 2005, the Company entered into a new derivative CCS. The purpose of this agreement is to hedge the remaining portion of its U.S. dollar foreign exchange exposure. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,480,356 (nominal value) at annual rate of 12.26%.

Both of the CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS match in interest payment dates and those conditions of the underlying debt, except that the underlying debt is due in 2013. The Company does not enter into derivative instruments for any purpose other than cash-flow-hedging purposes.

By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk exposure. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

The CCS information is as follows:

(Amounts in charts are expressed in millions, except exchange rates which are expressed in pesos)

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S.$ 113.75	$ 1,270	11.00%	12.30%	U.S.$(3.9)
December 15, 2008	U.S.$ 136.25	$ 1,480	11.00%	12.26%	U.S.$(3.2)

For the nine-month period ended September 30, 2005, the change in net unrealized losses “mark to market” for derivatives designated as cash flow hedges was U.S. $(7.1) million. No hedge ineffectiveness on cash flow hedges was recognized during 2005.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

(5)	Related parties transactions

The main transactions with related parties, during the nine-months period ended September 30, 2005 and 2004 are:

	(Unaudited)	(Unaudited)
	Septiembre 30,	Septiembre 30,
	2005	2004

Lease expense	$33,249	26,331
Installations services expense	3,973	4,104
Marketing and advertising expense	8,977	379

The balances receivable from and payable to related parties as of September 30, 2005 and December 31, 2004 are:

•	As of September 30, 2005, the Company has a balance of $6,138 included within the prepaid expenses in the balance sheet, which corresponds to Operadora de Parques y Servicios, S.A. de C.V.
•
As of September 30, 2005 and December 31, 2004, the Company has balances of $717 and $327, respectively, included within the accounts payable and accrued liabilities in the balance sheet, which correspond to Instalaciones y Desconexiones Especializadas, S.A. de C.V.

(6)	Prepaid expenses

Prepaid expenses consist of the following:

	(Unaudited)
	September 30,	December 31,
	2005	2004

Airspan Communications Limited	$33,980	94,448
Nortel Networks de México, S.A. de C.V.	5,499	3,528
Nortel Networks Limited	37,550	2,149
Maxcom Telecomunicaciones, S.A. de C.V.	1,690	295
Other	36,706	33,760

Total prepaid expenses	$115,425	134,180

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(7)	Property, systems and equipment

Property, systems and equipment are analyzed as follows:

	(Unaudited)
	September 30,	December 31,
	2005	2004	Useful lives

Land	$38,889	38,684
Building	126,372	126,125	25 years
Computer and electronic equipment	1,097,729	1,068,016	3 years
Transportation equipment	27,783	19,251	4 years
Furniture and fixtures	107,091	101,506	10 years
Network equipment	8,072,899	6,777,740	6 to 28 years
Leasehold improvements	169,311	153,712
Construction in progress	901,073	1,205,853

	10,541,147	9,490,887

Less accumulated depreciation	3,970,891	3,271,795

Property, systems and equipment, net	$6,570,256	6,219,092

As of September 30, 2005 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment aggregating $2,330.

(8)	Other assets

Other assets consist of the following:

	(Unaudited)
	September 30,	December 31
	2005	2004

Deferred financing costs	$90,286	71,912
Telmex / Telnor infrastructure costs	59,503	56,883
Guarantee deposits	20,360	19,202
Other	12,149	12,727

	182,298	160,724
Less accumulated amortization	28,922	17,241

Other assets, net	$153,376	143,483

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(9)	Short-term debt

Short term debt and its main characteristics are as follows:

	(Unaudited)
	September 30,	December 31,
	2005	2004

Revolving line of credit with Banco Mercantil del Norte, S.A. (Banorte) used for letters of credit, denominated in U.S. dollars up to 360 days.	$2,318	86,292

Revolving line of credit with Banco Santander Serfin, S.A. used for letters of credit, denominated in U.S. dollars up to 180 days. The interest rate is 7%.	-	-

Revolving lines of credit with different institutions used for letters of credit denominated in U.S. dollars up to 360 days.	-	24,030

Total short-term notes payable	$2,318	110,322

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(10)	Long-term debt

Long-term debt and its main characteristics are as follows:

	(Unaudited)
	September 30,	December 31,
	2005	2004
U.S. $250,000,000 in aggregate principal amount of 11% Senior Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.	$2,712,375	2,005,791

Promissory Notes with Hewlett Packard Operations Mexico, S. de R.L. de C.V. denominated in U.S. dollars, payable in 12 quarterly installments maturing in December 2007.	34,606	54,478

Other long-term financing with several credit institutions with interest rates fluctuating between 6% and 9% for those denominated in dollars and TIIE (Mexican average interbank rate) plus six percentage points for those denominated in pesos.	36,998	51,201

Total long-term debt	2,783,979	2,111,470

Less current maturities	39,860	49,846

Long-term debt, excluding current maturities	$2,744,119	2,061,624

Annual installments of long-term debt are as follows:

Year	Amount

September 2007	$25,155
September 2008	5,230
September 2009	1,359
December 2013	2,712,375

$2,744,119

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

During January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value. Thus resulting in a reduction of the effective interest rate from 11.0% to 9.84%.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.

Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of September 30, 2005, the Company was in compliance with all of its covenants and obligations.

(11)	Other accounts payable

As of September 30, 2005 and December 31, 2004, other accounts payable consist of the following:

	(Unaudited)
	September 30,	December 31,
	2005	2004

Guarantee deposits (note 14a)	$141,044	149,001
Interest payable (note 14a)	38,498	32,485
Other	58,970	22,680

Total other accounts payable	$238,512	204,166

(12)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from MexGAAP.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

In December 2004, the Mexican Congress approved changes to the Income Tax Law. Previously on January 1, 2002 a new Income Tax Law had been enacted which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. The primary change in December 2004 was a further reduction in the income tax rates from the previously approved tax rate of 32% in 2005 to a new tax rate of 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were recalculated assuming a 30% tax rate for current assets and current liabilities; 29% and 28%, for assets and liabilities whose tax effects will be reversed after 2005. The effect of the reduction in the deferred income tax assets calculation for 2004 was $51,814.

For the nine months ended September 30, 2005 and 2004 (unaudited), deferred IT amounted to an expense of $95,538 and $40,706, respectively; also $17,739 was recorded into the change in the fair value of derivative instruments.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 are presented below:

	(Unaudited)
	September 30,	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$368,510	$524,009
Accounts receivable	43,564	28,551
Accrued liabilities	3,956	4,110
Tax on assets	17,605	17,605
Premium on bond issuance	15,757	-
Fair value of derivative instruments	17,739	-
Accrued vacations	2,115	2,057

Total gross deferred tax assets	469,246	576,332

Less valuation allowance	19,448	19,272

Net deferred tax assets	449,798	557,060

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(Unaudited)
September 30,	December 31,
2005	2004

Deferred tax liabilities:
Property, systems and equipment	158,640	181,136
Telephone concession rights	186,087	168,054
Pre-operating expenses	50,682	58,735
Other assets	5,936	5,103
Inventories	-	17,780

Total deferred tax liabilities	401,345	430,808

Deferred tax assets, net	$48,453	$126,252

The Company assesses realizability of deferred tax assets based on the existence of taxable temporary differences expected to reverse in the same periods as the realization of deductible temporary differences or in later periods in which the tax loss carryforwards can be applied and when, in the opinion of management, there will be enough future taxable income for the realization of such deductible temporary differences. However, the amounts of realizable deferred tax assets could be reduced if the taxable income is lower. As of September 30, 2005 and December 31, 2004, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company. No deferred tax asset valuation allowance was established for AXTEL tax loss carryforwards, since, in the opinion of Company management, it is probable that there will be enough future taxable income to realize the net deferred tax assets.

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of September 30, 2005, the tax loss carryforwards expired as follows:

Year	Inflation-adjusted tax loss carryforwards	Recoverable TA

2010	$637,205	-
2011	227,079	-
2012	448,389	-
2013	529	8,745
2014	1,297	8,860
2015	1,393	-

	$1,315,892	17,605

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(13)	Stockholders’ equity

The main characteristics of stockholders’ equity are described below:

(a)	Common stock structures

By resolutions adopted by the Extraordinary Shareholders Meeting held on August 26, 2005, the shareholders of the Company approved a proposal to cancel the increase of the variable portion of the common stock of the Company that was previously approved in a Extraordinary Shareholders Meeting held on September 8, 2004 in the amount equal to $3,120 through the issuance of 124,957,212 non-voting Series “N” shares. These Series “N” shares were never subscribed and paid.

By resolutions adopted by the Extraordinary Shareholders´ Meetings held on August 26, 2005, the shareholders of the Company (i) approved a proposals to reduce the variable portion of the capital stock of the Company for an amount equal to $5,217 (see note 14c) (ii) approved a proposals to increase the variable portion of the capital stock of the Company for an amount equal to $5,217 (see note 14c) (iii) approved a proposal to carry out a merger through which the Company (Merging company) absorbed Telinor Telefonía S. de R.L. de C.V (Merged company). These resolutions had no significant effects neither on the financial position nor on the result of operations of the Company.

The Company’s common stock consists of 1,253,233,984 Series “A” shares, 888,152,627 Series “C” shares and 392,320,255 Series “N” shares. Series “A” and Series “C” shares have the right to vote, and Series “N” shares have no par value and no voting rights. Series “A” is restricted to Mexican individuals or corporations.

(b)	Stockholders’ equity restrictions

Stockholder contributions, restated as provided for in tax law, totaling of $5,265,454 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 10 establish limitations on dividend payment.

(14)	Commitments and contingencies

As of September 30, 2005, the Company has the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $38,498, included within the other accounts payable in the balance sheet as of September 30, 2005.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of September 30, 2005, the trial is at a stage where evidence is being shown.

(b)
On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and the Appeal Court on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. On November 12, 2004 Metronet requested constitutional review challenging such State Superior Court’s decision. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing Axtel of any liability and responsibility. On August 5 2005, Metronet requested constitutional review challenging such State Superior Court’s decision. Currently the Mexican Federal Court is reviewing and the resolution is pending.

(c)
On December 23, 2003, LAIF X filed a demand for arbitration against the Company, Telinor, Blackstone Capital Partners Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners III, L.P. and Blackstone Family Investment Partnership III, L.P. (collectively the Blackstone Entities") disputing the validity of the transfer of Series "A" shares held by Telinor to the Blackstone Entities, and the conversion of the series "A" shares into series "C" shares in connection with such transfer. LAIF X claims that such transfer and conversion were not authorized by the Company's bylaws or shareholder resolution, and that the Blackstone Entities' ownership of the Company's shares is therefore invalid. LAIF X also challenges the composition of the Company's Board of Directors. In addition to the declaratory relief, LAIF X's demand for Arbitration seeks unspecified damages and cost from the Company, Telinor and the Blackstone Entities.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

On August 26, 2005, The Company, Telinor, Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, “Blackstone”), LAIF X sprl and LAIF IV Ltd. entered into a settlement agreement (the “Settlement Agreement”) pursuant to which all issues in an arbitration and other previously disclosed judicial proceedings in the United States and Mexico relating to the issuance and ownership of certain of our shares were resolved. As a consequence of the Settlement Agreement, our shareholders held an Ordinary and Extraordinary Shareholders Meeting dated August 26, 2005 pursuant to which, among other matters, they acknowledged and ratified all current shareholdings in Axtel including the issuance and subscription of the previously issued shares which were the subject of dispute, and also they resolved a decrease in an immaterial amount of Telinor’s and Blackstone’s ownership of our shares and a subsequent increase in the same amount in LAIF X sprl’s ownership share, and on a number of ancillary matters. All of the proceedings between the parties to the Settlement Agreement have been definitely resolved.

(d)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(e)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $32,882 and to other service providers for $39,955.

(f)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(g)
The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for nine-month periods ended September 30, 2005 and 2004 was $256,128 and $200,899, respectively.

The annual payments under these leases as of September 30, 2005 are as follows:

	Contracts in:
	Pesos	U.S. Dollars (thousands)	UDIS(Investment units)

2005	$20,756	1,911	13,708
2006	72,968	7,019	54,833
2007	65,920	6,017	54,833
2008	56,458	3,737	54,833
2009	47,639	2,887	45,694
Thereafter	275,085	11,972	-
	$538,826	33,543	223,901

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(h)	As of September 30, 2005, the Company has placed purchase orders which are pending delivery from suppliers for approximately $809,045.

(i)	As of September 30, 2005, the Company has already placed the required purchase orders to fulfill and satisfy the purchase commitments set forth in the following agreements:

(i)
Purchase and License Agreement (“PLA”) of Fixed Wireless Access (“FWA”) Equipment entered by and between Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V dated as of March 20, 2003

(ii)	PLA of Non FWA Equipment entered by and between Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V dated as of March 20, 2003
(iii)
Amendment Agreement No. 2 to the PLA of FWA Equipment and the Technical Assistance Support Services (TASS) for FWA Agreement, both dated March 20, 2003, entered by and between Axtel and Airspan Communications Limited, dated as of April 20, 2004, and

(iv)	Restated and Amended PLA for FWA Equipment entered by and between Axtel and Airspan Communications Limited dated as of December 28, 2004.

(j)
On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the “NGN PLA”). This NGN PLA contains standard commercial and legal terms. In this NGN PLA, Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement. As of September 30, 2005, the Company has acquired the equipment and software licenses required to the have 70,451 lines in services.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(15)	Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States of America (U.S. GAAP).

The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican inflationary economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three month and nine-month periods ended September 30, 2005 and 2004, and on stockholders’ equity as of September 30, 2005 and December 31, 2004 are presented below, with an explanation of the adjustments.

(Unaudited)	(Unaudited)
Three months ended	Nine months ended
September 30,	September 30,
	2005	2004	2005	2004
Net (loss) income reported under Mexican GAAP	$69,518	(9,821)	203,524	(5,627)

Approximated U.S. GAAP adjustments
1. Deferred income taxes (see 15a)	19,759	30,154	77,799	40,706
2. Amortization of start-up costs (see 15c)	10,192	9,492	30,580	28,491
3. Start-up costs of the period (see 15c)	(1,518)	(13,874)	(1,885)	(21,206)
4. Revenue recognition (see 15b)	(7,931)	(4,054)	(25,237)	779
5. Allowance for post retirement benefits (see 15d)	161	432	366	944
6. Capitalized interest (see 15e)	(191)	(391)	(433)	(859)
Total approximate U.S. GAAP adjustments	20,472	21,759	81,191	48,855
Approximate net income (loss) under U.S. GAAP	$89,990	11,938	284,715	43,228

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

	(Unaudited) September 30,	December 31,
	2005	2004

Total stockholders’ equity reported under Mexican GAAP	$5,855,140	5,696,926

Approximate U.S. GAAP adjustments
1. Deferred income taxes (see 15a)	(48,453)	(126,252)
2. Start-up costs (see 15c)c	(177,469)	(206,164)
3. Revenue recognition (see 15b)	(110,165)	(84,928)
4. Allowance for post retirement benefits (see 15d)	(20,959)	(21,325)
5. Capitalized interest (see 15e)	24,753	25,186
Total approximate U.S. GAAP adjustments	(332,293)	(413,483)
Total approximate stockholders’ equity under U.S. GAAP	$5,522,847	5,283,443

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

(a)	Deferred income taxes (IT) and employee’s statutory profit sharing (“ESPS”)

For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company’s pretax income and reported income tax expense is derived from domestic operations.

For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2004 for U.S. GAAP are presented below:

	(Unaudited)
	September 30,	December 31,
	2005	2004

Deferred tax assets:
Net operating loss carryforwards	$368,510	$524,009
Accounts receivable	43,564	28,551
Deferred revenues	30,846	23,781
Seniority premium and allowance for
post retirement benefits	5,869	6,652
Accrued vacations	2,115	2,057
Accrued liabilities	3,956	4,110
Fair value of derivative instruments	17,739	-
Premium on bond issuance	15,757	-
Tax on assets	17,605	17,605

Total gross deferred tax assets	505,961	606,765

Less valuation allowance	154,303	231,484

Net deferred tax assets	351,658	375,281

Deferred tax liabilities:
Property, systems and equipment	165,571	189,447
Telephone concession rights	186,087	168,054
Inventories	-	17,780

Total deferred tax liabilities	351,658	375,281

Net deferred tax liabilities under U.S. GAAP	-	-
Less net deferred tax assets recognized under Mexican GAAP	48,453	126,252

U.S. GAAP adjustment to stockholders’ equity	$48,453	$126,252

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company had not generated taxable income prior to 2002. A deferred tax asset valuation allowance of $154,303 as of September 30, 2005 was recorded for U.S. GAAP. This represents a decrease in the valuation allowance of $77,181 for the nine-month period ended September 30, 2005.

(b)	Revenue recognition

On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a) there is persuasive evidence of an agreement;
b) the delivery was made or the services rendered;
c) the sales price to the purchaser is fixed or determinable; and
d) collection is reasonable assured.

Based on the provisions and interpretations of SAB 101, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above U.S. GAAP reconciliation.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $30,580 and $28,491 for the nine months period ended September 30, 2005 and 2004 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by $177,469 and $206,164 to write off the unamortized balance at September 30, 2005 and December 31, 2004. For U.S. GAAP purposes during the nine months period ended September 30, 2004 the Company reversed $1,884 of capitalized amortization costs.

(d)	Other employee benefits

Severance

For the year ended December 31, 2004 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. The Company recognized an accrual amounting to $20,959 and $21,325 as of September 30, 2005 and December 31, 2004, respectively. As of September 30, 2005, the Company has not recognized this liability under Mexican GAAP.

(e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

(f)	Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million maturing on December 15, 2013. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

During January 2005, the Company issued U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value thus resulting in a reduction of the financial cost from 11.0% to 9.84%.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several.

Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios have total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, “Axtel” corresponds to the parent company issuer. The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, “Axtel Consolidated”, represents the Company’s consolidated amounts as reported in the consolidated financial statements. Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:
			Adjustments
(Unaudited)		Combined	and	Axtel
As of September 30, 2005	Axtel	Guarantors	Eliminations	Consolidated

Current assets	$1,988,129	121,043	(129,735)	1,979,437
Property, systems and equipment, net	6,562,323	9,103	(1,170)	6,570,256
Deferred charges	897,314	5,474	-	902,788
Investment in subsidiaries	21,582	-	(21,582)	-
Other non-current assets	168,122	4,376	-	172,498

Total assets	$9,637,470	139,996	(152,487)	9,624,979

Current liabilities	$982,534	115,113	(129,735)	967,912
Long-term debt	2,744,119	-	-	2,744,119
Other non-current liabilities	55,677	2,131	-	57,808

	3,782,330	117,244	(129,735)	3,769,839

Total stockholders equity	5,855,140	22,752	(22,752)	5,855,140

Total liabilities and stockholders equity	$9,637,470	139,996	(152,487)	9,624,979

			Adjustments
		Combined	and	Axtel
As of December 31, 2004	Axtel	Guarantors	Eliminations	Consolidated

Current assets	$1,373,452	112,669	(128,192)	1,357,929
Property, systems and equipment, net	6,210,842	9,581	(1,331)	6,219,092
Deferred charges	1,042,336	5,939	-	1,048,275
Investment in subsidiaries	24,629	-	(24,629)	-
Other non-current assets	159,557	4,039	-	163,596

Total assets	$8,810,816	132,228	(154,152)	8,788,892

Current liabilities	$1,048,661	103,832	(128,192)	1,024,301
Long-term debt	2,061,624	-	-	2,061,624
Other non-current liabilities	3,605	2,436	-	6,041

Total liabilities	3,113,890	106,268	(128,192)	3,091,966

Total stockholders equity	5,696,926	25,960	(25,960)	5,696,926

Total liabilities and stockholders equity	$8,810,816	132,228	(154,152)	8,788,892

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

Condensed consolidating income statements:

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended September 30, 2005	Axtel	Guarantors	Eliminations	Consolidated

Rental, installation, service and other revenues	$1,251,745	250,560	(250,560)	1,251,745
Costs of sales and services	(380,746)	-	-	(380,746)
Selling and administrative expenses	(421,295)	(251,932)	250,560	(422,667)
Depreciation and amortization	(278,386)	(120)	-	(278,506)
Operating income (loss)	171,318	(1,492)	-	169,826
Comprehensive financing result, net	(73,455)	(452)	350	(73,557)
Other (expenses) income, net	10,501	596	(350)	10,747
Income tax	(37,745)	247	-	(37,498)
Investment in subsidiaries	(1,101)	-	1,101	-
Net income (loss)	$69,518	(1,101)	1,101	69,518

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended September 30, 2004	Axtel	Guarantors	Eliminations	Consolidated

Rental, installation, service and other revenues	$1,013,613	239,749	(239,749)	1,013,613
Costs of sales and services	(322,389)	-	-	(322,389)
Selling and administrative expenses	(357,718)	(242,631)	239,749	(360,600)
Depreciation and amortization	(259,776)	(135)	-	(259,911)
Operating income	73,730	(3,017)	-	70,713
Comprehensive financing result, net	(50,654)	(587)	328	(50,913)
Other income (expenses), net	196	665	(328)	533
Income tax	(30,160)	6	-	(30,154)
Investment in subsidiaries	(2,933)	-	2,933	-
Net income (loss)	$(9,821)	(2,933)	2,933	(9,821)

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2005	Axtel	Guarantors	Eliminations	Consolidated

Rental, installation, service and other revenues	$3,591,006	722,111	(722,111)	3,591,006
Costs of sales and services	(1,114,631)	-	-	(1,114,631)
Selling and administrative expenses	(1,234,231)	(724,466)	722,111	(1,236,586)
Depreciation and amortization	(809,582)	(351)	-	(809,933)
Operating income	432,562	(2,706)	-	429,856
Comprehensive financing result, net	(134,424)	(1,389)	1,036	(134,777)
Other income, net	(3,506)	1,513	(1,036)	3,983
Income tax	(95,072)	(466)	-	(95,538)
Investment in subsidiaries	(3,048)	-	3,048	-
Net income (loss)	$203,524	(3,048)	3,048	203,524

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2004	Axtel	Guarantors	Eliminations	Consolidated

Rental, installation, service and other revenues	$2,870,326	695,014	(695,014)	2,870,326
Costs of sales and services	(896,987)	-	-	(896,987)
Selling and administrative expenses	(1,000,648)	(697,401)	695,014	(1,003,035)
Depreciation and amortization	(755,582)	(762)	-	(756,344)
Operating (loss) income	217,109	(3,149)	-	213,960
Comprehensive financing result, net	(189,293)	(1,543)	926	(189,910)
Other income (expenses), net	10,360	1,595	(926)	11,029
Income tax	(40,010)	(696)	-	(40,706)
Investment in subsidiaries	(3,793)	-	3,793	-
Net income (loss)	$(5,627)	(3,793)	3,793	(5,627)

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

Condensed consolidating statements of changes in financial position:

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2005	Axtel	Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	$203,524	(3,048)	3,048	203,524
Non-cash items	907,702	927	(3,048)	905,581
Resources provided by (used in) operations	1,111,226	(2,121)	-	1,109,105
Net (investment in) financing from operations	(226,453)	3,299	(562)	(223,716)
Resources provided by (used in) operations, net	884,773	1,178	(562)	885,389

Financing activities:
Proceeds from (loans payments), net	640,934	(562)	562	640,934
Others	50,127	-	-	50,127
Resources provided by (used in) financing activities	691,061	(562)	562	691,061

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,077,001)	(34)	-	(1,077,035)
Other assets	(25,929)	(336)	-	(26,265)
Resources used in investing activities	(1,102,930)	(370)		(1,103,300)

Increase in cash and equivalents	472,904	246	-	473,150
Cash and equivalents at the beginning of the period	562,045	2,045	-	564,090
Cash and equivalents at the end of the period	$1,034,949	2,291	-	1,037,240

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2004	Axtel	Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(5,627)	(3,793)	3,793	(5,627)
Non-cash items	799,385	1,458	(3,793)	797,050
Resources provided by operations	793,758	(2,335)	-	791,423
Net (investment in) financing from operations	(276,276)	5,892	(873)	(271,257)
Resources provided by (used in) operations, net	517,482	3,557	(873)	520,166

Financing activities:
Loans payments, net	5,018	(873)	873	5,018
Others	3,575	-	-	3,575
Resources (used in) provided by financing activities	8,593	(873)	873	8,593

Investing activities:
Acquisition and construction of property, systems and equipment, net	(886,265)	(430)	-	(886,695)
Other assets	(50,204)	(1,812)	-	(52,016)
Resources used in investing activities	(936,469)	(2,242)	-	(938,711)

Increase (decrease) in cash and equivalents	(410,394)	442	-	(409,952)
Cash and equivalents at the beginning of the period	1,086,566	488	-	1,087,054
Cash and equivalents at the end of the period	$676,172	930	-	677,102

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

The tables below present combined balance sheets as of September 30, 2005 and December 31, 2004, income statements for each of the three-month and the nine-month periods ended September 30, 2005 and September 30, 2004, and statements of changes in financial position for each of the nine-month periods ended September 30, 2005 and September 30, 2004 for the Guarantors. Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

(Unaudited)				Adjustments
As of September 30, 2005				and	Combined
Assets	Icosa	Inmobiliaria	Servicios	Eliminations	Guarantors

Cash and cash equivalents	$785	12	1,494	-	2,291
Accounts receivable	33	-	244	-	277
Related parties receivables	9,151	-	89,489	(12)	98,628
Refundable taxes and other accounts receivable	1,631	1,194	17,022	-	19,847

Total current assets	11,600	1,206	108,249	(12)	121,043

Property, systems and equipment, net	-	9,103	-	-	9,103
Deferred income taxes	50	-	5,653	(229)	5,474
Other	522	-	3,854	-	4,376

Total non current assets	572	9,103	9,507	(229)	18,953

Total assets	$12,172	10,309	117,756	(241)	139,996
Liabilities and Stockholders Equity

Account payable and accrued liabilities	$417	-	15,312	-	15,729
Taxes payable	4,796	-	37,825	-	42,621
Related parties payables	-	8,180	12	(12)	8,180
Other accounts payable	2,911	-	45,672	-	48,583

Total current liabilities	8,124	8,180	98,821	(12)	115,113

Deferred income tax	-	229	-	(229)	-
Others	298	-	1,833	-	2,131

Total liabilities	8,422	8,409	100,654	(241)	117,244

Stockholders’ equity	3,776	1,669	20,355	-	25,800
Net (loss) income	(26)	231	(3,253)	-	(3,048)

Total stockholders equity	3,750	1,900	17,102	-	22,752

Total liabilities and stockholders equity	$12,172	10,309	117,756	(241)	139,996

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

As of December 31, 2004
				Adjustments
Assets	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Cash and cash equivalents	$599	12	1,434	-	2,045
Related parties receivables	7,471	-	89,642	(4)	97,109
Refundable taxes and other accounts receivable	1,351	1,214	10,950	-	13,515

Total current assets	9,421	1,226	102,026	(4)	112,669

Property, systems and equipment, net	-	9,581	-	-	9,581
Deferred income taxes	9	-	6,166	(236)	5,939
Other	817	-	3,222	-	4,039

Total non current assets	826	9,581	9,388	(236)	19,559

Total assets	$10,247	10,807	111,414	(240)	132,228
Liabilities and stockholders’ equity

Account payable and accrued liabilities	$165	-	18,498	-	18,663
Taxes payable	4,807	-	51,614	-	56,421
Related parties payables	4	8,742	-	(4)	8,742
Other accounts payable	1,086	-	18,920	-	20,006

Total current liabilities	6,062	8,742	89,032	(4)	103,832

Deferred income tax	-	236	-	(236)	-
Others	409	-	2,027	-	2,436

Total liabilities	6,471	8,978	91,059	(240)	106,268

Stockholders’ equity	4,981	1,414	30,245	-	36,640
Net (loss) income	(1,205)	415	(9,890)	-	(10,680)

Total stockholders equity	3,776	1,829	20,355	-	25,960

Total liabilities and stockholders equity	$10,247	10,807	111,414	(240)	132,228

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

Guarantors’ Combined Income Statements:

				Adjustments
(Unaudited) For the three-months period ended September 30, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental and service revenues	$28,457	481	221,622	-	250,560

Administrative expenses	(28,457)	-	(223,475)	-	(251,932)
Depreciation and amortization	-	(105)	(15)	-	(120)

Operating income (loss)	-	376	(1,868)	-	(1,492)

Comprehensive financing result, net	(42)	(295)	(115)	-	(452)

Other income, net	54	-	542	-	596

(Loss) income before income taxes and
employee statutory profit sharing	12	81	(1,441)	-	(1,348)

Total income tax and employee
statutory profit sharing benefit	41	15	191	-	247

Net (loss) income	$53	96	(1,250)	-	(1,101)

				Adjustments
(Unaudited) For the three-months period ended September 30, 2004	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental and service revenues	$23,976	503	215,270	-	239,749

Administrative expenses	(23,976)	-	(218,655)	-	(242,631)
Depreciation and amortization	-	(110)	(25)	-	(135)

Operating income (loss)	-	393	(3,410)	-	(3,017)

Comprehensive financing result, net	(120)	(215)	(252)	-	(587)

Other income, net	-	-	665	-	665

(Loss) income before income taxes and
employee statutory profit sharing	(120)	178	(2,997)	-	(2,939)

Total income tax and employee
statutory profit sharing	15	48	(57)	-	6

Net (loss) income	$(105)	226	(3,054)	-	(2,933)

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental and service revenues	$76,624	1,452	644,035	-	722,111

Administrative expenses	(76,624)	-	(647,842)	-	(724,466)
Depreciation and amortization	-	(317)	(34)	-	(351)

Operating income (loss)	-	1,135	(3,841)	-	(2,706)

Comprehensive financing result, net	(124)	(911)	(354)	-	(1,389)

Other income, net	58	-	1,455	-	1,513

(Loss) income before income taxes and
employee statutory profit sharing	(66)	224	(2,740)	-	(2,582)

Total income tax and employee
statutory profit sharing benefit	40	7	(513)	-	(466)

Net (loss) income	$(26)	231	(3,253)	-	(3,048)

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2004	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental and service revenues	$54,219	1,518	639,277	-	695,014

Administrative expenses	(54,219)	-	(643,182)	-	(697,401)
Depreciation and amortization	-	(332)	(430)	-	(762)

Operating income	-	1,186	(4,335)	-	(3,149)

Comprehensive financing result, net	(217)	(672)	(654)	-	(1,543)

Other expenses, net	(4)	-	1,599	-	1,595

(Loss) income before income taxes and
employee statutory profit sharing	(221)	514	(3,390)	-	(3,097)

Total income tax and employee
statutory profit sharing	13	104	(813)	-	(696)

Net (loss) income	$(208)	618	(4,203)	-	(3,793)

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

Guarantors’ Combined Statements of Changes in Financial Position:

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$(26)	231	(3,253)	-	(3,048)
Non-cash items	(10)	310	627	-	927

Resources (used in) provided by operations	(36)	541	(2,626)	-	(2,121)

Net financing from operations	(73)	21	3,351	-	3,299

Resources provided by operations, net	(109)	562	725	-	1,178

Financing activities:
Loans payment, net	-	(562)	-	-	(562)

Resources used in financing activities	-	(562)	-	-	(562)

Investing activities:
Property, system and equipment, net	-	-	(34)	-	(34)
Other assets	295	-	(631)	-	(336)

Resources used in investing activities	295	-	(665)	-	(370)

Increase in cash and equivalents	186	-	60	-	246

Cash and equivalents at the beginning of the period	599	12	1,434	-	2,045

Cash and equivalents at the end of the period	$785	12	1,494	-	2,291

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2004	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$(208)	618	(4,203)	-	(3,793)
Non-cash items	(13)	228	1,243	-	1,458

Resources (used in) provided by operations	(221)	846	(2,960)	-	(2,335)

Financing from operations, net	1,098	26	4,768	-	5,892

Resources provided by (used in) operations, net	877	872	1,808	-	3,557

Financing activities:
Loans payments, net	-	(873)	-	-	(873)

Resources used in financing activities	-	(873)	-	-	(873)

Investing activities:
Property, system and equipment, net	-	-	(430)	-	(430)
Other assets	(658)	-	(1,154)	-	(1,812)

Resources provided by (used in) investing activities	(658)	-	(1,584)	-	(2,242)

(Decrease) increase in cash and equivalents	219	(1)	224	-	442

Cash and equivalents at the beginning of the period	170	15	303	-	488

Cash and equivalents at the end of the period	$389	14	527	-	930

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2005)

Guarantors - U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 14, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net loss for the three-month and the nine-month periods ended September 30, 2005 and 2004 and on the stockholders’ equity as of September 30, 2005 and December 31, 2004 is presented below, with an explanation of the adjustments.

	(Unaudited)
	three-month period ended September 30
	2005	2004

Net income (loss) reported under Mexican GAAP	$(1,101)	(2,933)

Approximated U.S. GAAP adjustments
1. Deferred income taxes (A)	(247)	(6)
2. Allowance for post retirement benefits (B)	161	432
Total approximate U.S. GAAP adjustments	(86)	426
Approximate net income (loss) income under U.S. GAAP	$(1,187)	(2,507)

	(Unaudited)
	nine-month period ended September 30
	2005	2004

Net (loss) reported under Mexican GAAP	$(3,048)	(3,793)

Approximated U.S. GAAP adjustments
1. Deferred income taxes (A)	466	696
2. Allowance for post retirement benefits (B)	366	944
Total approximate U.S. GAAP adjustments	832	1,640
Approximate net (loss) income under U.S. GAAP	$(2,216)	(2,153)

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of September 30, 2005)

	(Unaudited)
	September 30	December 31
	2005	2004
Total stockholders’ equity reported under Mexican GAAP	$22,752	25,960

Approximate U.S. GAAP adjustments
1. Deferred income taxes (A)	(5,474)	(5,939)
2. Allowance for post retirement benefits (B)	(20,959)	(21,325)
Total approximate U.S. GAAP adjustments	(26,433)	(27,264)
Total approximate stockholders’ deficit under U.S. GAAP	$(3,681)	(1,304)

Guarantors-Notes to the U.S. GAAP reconciliation

A. Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of September 30, 2005 and December 31, 2004, represented expenses of $5,474 and $5,939, respectively.

B. Other employee benefits Severance

For the year ended December 31, 2004 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the nine-month periods ended September 30, 2005 and 2004 the Company recorded an increase in net income of $366 and $944, respectively, and recognized a liability amounting to $20,959 and $21,325 as of September 30, 2005 and December 31, 2004, respectively. As of September 30, 2005 the Company has not recognized this liability under Mexican GAAP.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

We derive our revenues from:

• Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays calls”) and a monthly fee for value added services and internet when requested by the customer.

• Long distance services. We generate revenues by providing long distance services for our customers’ completed calls.

• Other services. We generate revenues from other services, which include activation fees for new customers as well as data, interconnection and dedicated private line service charged on a monthly basis.

The following summarizes our revenues and percentage of revenues from operations from these sources:

	Revenues (Constant Ps. in millions as of September 30, 2005) Nine-month period ended September 30,			% of Revenues Nine-month period ended September 30,
Revenue Source	2005	2004	% of Change	2005	2004
Local calling services	Ps. 2,565.5	Ps. 2,054.3	24.9%	71.5%	71.6%
Long distance services	331.8	284.8	16.5%	9.2%	9.9%
Other services	693.7	531.2	30.6%	19.3%	18.5%
Total	Ps. 3,591.0	Ps. 2,870.3	25.1%	100.0%	100.0%

	Revenues (Constant Ps. in millions as of September 30, 2005) Three-month period ended September 30,			% of Revenues Three-month period ended September 30,
Revenue Source	2005	2004	% of Change	2005	2004
Local calling services	Ps. 901.2	Ps. 723.6	24.5%	72.0%	71.4%
Long distance services	117.1	100.4	16.6%	9.4%	9.9%
Other services	233.5	189.6	23.2%	18.6%	18.7%
Total	Ps. 1,251.7	Ps. 1,013.6	23.5%	100.0%	100.0%

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

• Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

• Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

                          • Depreciation and amortization includes depreciation of all communications network and equipment and amortization  of  preoperating expenses and the cost of spectrum licenses.

Results of Operations

Nine Months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

Revenues from Operations

Revenues from operations increased to Ps. 3,591.0 million for the nine-month period ended September 30, 2005 from Ps. 2,870.3 million for the same period in 2004, an increase of Ps. 720.7 million, or 25%. The number of access lines increased to 567,191 from 418,035, an increase of 36%, and our average revenue per user decreased to Ps. 631.5 from Ps. 683.5. This decrease in average revenue per user was attributable primarily to the fact that our rates for local services have remained the same in nominal pesos, while our financial results are reported in constants pesos, which are adjusted to reflect the effects of inflation. During the year 2004, we expanded our coverage to six new cities and expanded our infrastructure in our existing cities, as a result of which, combined with new and innovative commercial offers, we were able to increase the number of lines in service, which had a favorable impact on 2005 revenues.

Local services. Local service revenues increased to Ps. 2,565.5 million for the nine-month period ended September 30, 2005 from Ps. 2,054.3 million for the same period in 2004, an increase of Ps. 511.3 million, or 25%. This increase was primarily due to higher monthly rent and cellular consumption reflecting specifically targeted offers to capture high consumption customers and the greater number of lines in services.

Long distance services. Long distance services revenues increased to Ps. 331.8 million for the nine-month period ended September 30, 2005 from Ps. 284.8 million for the same period in 2004, an increase of Ps. 47.0 million, or 17%. This increase was mainly the result of a greater number of access lines.

Other services. Revenues from other services increased to Ps. 693.7 million in the nine-month period ended September 30, 2005 from Ps. 531.2 million in the same period in 2004, an increase of Ps. 162.4 million, or 31%. This increase was mainly the result of higher traffic terminated in our network.

Cost of Revenues and Operating Expenses

Cost of revenues. Cost of revenues from operations increased to Ps. 1,114.6 million for the nine-month period ended September 30, 2005 from Ps. 897.0 million for the same period in 2004, an increase of Ps. 217.6 million, or 24%. This increase was primarily due to a Ps. 126.2 million increase in our underlying costs related to calling party pays calls and Ps. 57.9 increased long distance costs due to additional access lines installed during the year.

Gross profit. Gross profit is defined as revenues minus costs of revenues. For the nine-month period ended September 30, 2005 gross profit was Ps. 2,476.4 million, an increase of Ps. 503.0 million, or 25%, compared with the same period in 2004. Our gross margin remained at 69% of total revenues for the nine-month period ended September 30, 2005 when compared to the same period in 2004.

Operating expenses. Operating expenses for the nine-month period ended September 30, 2005 increased Ps. 233.6 million to Ps. 1,236.6 million. During the nine-month period ended September 30, 2004 this amount was

Ps. 1,003.0 million. This increase was attributable primarily to increases in rents, sales commissions and advertising expenses related to our current operational levels.

Comprehensive financial result. Our comprehensive financial result for the nine-month period ended September 30, 2005 was Ps. 134.8 million as compared to Ps. 189.9 million for the same period in 2004, a decrease of Ps. 55.1 million. This decrease was the result of the appreciation of the peso against the US dollar, which resulted in a gain of $79.4 million for the nine-month period ended September 30, 2005, compared to a loss of $29.9 million in the same period in 2004, this gain was partially offset by an increase in interest expenses in connection with the issuance in January 2005 of an additional $75.0 million of our 11% senior notes due 2013.

Comprehensive Financial Result Comparison
	Nine-month period ended Sept. 30,		% of
Description	2005	2004	Change
Interest expense	Ps. (281.3)	Ps. (210.6)	33.5%
Interest income	38.5	13.1	194.1%
Foreign exchange gain (loss), net	79.4	(29.9)	NA
Monetary position gain	28.6	37.6	(23.9%)
Total	Ps. (134.8)	Ps. (189.9)	(29.0%)

Net Income (loss). We recorded net income of Ps. 203.5 million for the nine-month period ended September 30, 2005 compared to net loss of Ps. 5.6 million during the same period in 2004.

Three Months Ended September 30, 2005 Compared with Three Months Ended September 30, 2004

Revenues from Operations

Revenues from operations increased to Ps. 1,251.7 million for three-month period ended September 30, 2005 from Ps. 1,013.6 million for the same period in 2004, an increase of Ps. 238.1 million, or 24%. The average revenue per user decreased to Ps. 618.9 from Ps. 681.4. This decrease in average revenue per user was attributable primarily to the fact that our rates for local services have remained the same in nominal pesos, while our financial results are reported in constants pesos, which are adjusted to reflect the effects of inflation.

Local services. Local service revenues increased to Ps. 901.2 million for the three-month period ended September 30, 2005 from Ps. 723.6 million for the same period in 2004, an increase of Ps. 177.6 million, or 25%. This increase was primarily due to higher monthly rent and cellular consumption reflecting specifically targeted offers to capture high consumption customers and the greater number of lines in services.

Long distance services. Long distance services revenues increased to Ps. 117.1 million for the three-month period ended September 30, 2005 from Ps. 100.4 million for the same period in 2004, an increase of Ps. 16.6 million, or 17%. This increase was mainly the result of a greater number of access lines.

Other services. Revenue from other services increased to Ps. 233.5 million in the three-month period ended September 30, 2005 from Ps. 189.6 million in the same period in 2004, an increase of Ps. 43.9 million, due to the increase in equipment sales and data revenues.

Cost of Revenues and Operating Expenses

Cost of revenues. Cost of revenues from operations increased to Ps. 380.7 million for the three-month period ended September 30, 2005 from Ps. 322.4 million in the same period in 2004, an increase of Ps. 58.4 million, or 18%. This increase was due primarily to a Ps. 43.4 million increase in our underlying costs related to calling party pays calls, as well as increased long distance costs due to higher consumption levels. These effects were partially mitigated by a reduction in costs related to interconnection links and those associated with our collection fees.

Gross profit. For the three-month period ended September 30, 2005 gross profit was Ps. 871.0 million, an increase of Ps. 179.8 million, or 26%, compared with the same period in 2004. Our gross margin was 70% of total revenues for the three-month period ended September 30, 2005 compared to 68% of total revenues in the same period in 2004.

Operating expenses. Operating expenses for the three-month period ended September 30, 2005 increased Ps. 62.1 million to Ps. 422.7 million. During the same period in 2004 this amount was Ps. 360.6 million. This increase was attributable primarily to increases in salaries, advertising, maintenance and rents.

Depreciation and amortization. Depreciation and amortization from continuing operations increased to Ps. 278.5 million for the three-month period ended September 30, 2005 from Ps. 259.9 million for the same period in 2004, an increase of Ps. 18.6 million, or 7%. This increase in depreciation and amortization reflects our growth and capital expenditures.

Operating income (loss). Due to the factors previously described, operating income increased to Ps. 169.8 million for the three-month period ended September 30, 2005 compared to operating income of Ps. 70.7 million for the same period in 2004, an increase of Ps. 99.1 million, or 140%.

Comprehensive financial result. Our comprehensive financial result for the three-month period ended September 30, 2005 was Ps. (73.6) million as compared to Ps. (50.9) million for the same period in 2004. The main component of our comprehensive financial result is the interest related to our 11% senior notes due 2013 issued in December 2003 and in January 2005. The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison
	Three-month period ended Sept. 30,		% of
Description	2005	2004	Change
Interest expense	Ps. (95.1)	Ps. (73.3)	29.7%
Interest income	11.9	3.3	258.2%
Foreign exchange gain (loss), net	(2.8)	0.7	N/A
Monetary position gain	12.4	18.4	(32.6)%
Total	Ps. (73.6)	Ps. (50.9)	44.5%

Net Income (loss). We recorded net income of Ps. 69.5 million for the three-month period ended September 30, 2005 compared to the net loss of Ps. 9.8 million recorded in the same period in 2004.

Liquidity and Capital Resources

We have relied primarily on vendor financing, private equity contributions, internal cash from operations, the proceeds from our 11% senior notes due 2013 and bank debt to fund our operations, capital expenditures and working capital requirements. Although we believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable.

At September 30, 2005, we had cash and cash equivalents of Ps. 1,037.2 million compared to cash and cash equivalents of Ps. 677.1 million in the same period in 2004.

Net cash provided by (used in) operating activities was Ps. 885.4 million for the nine-month period ended September 30, 2005 compared to Ps. 520.2 million recorded in the same period in 2004. Net cash provided by (used in) operating activities for the three-month period ended September 30, 2005 was Ps. 380.9 million compared to Ps. 103.7 for the same period in 2004

Net cash used in investing activities was Ps. (1,103.3) million for the nine-month period ended September 30, 2005 compared to Ps. (938.7) million recorded in the same period in 2004. For the three-month period ended September 30, 2005 net cash used in investing activities was Ps. (386.7) million vs. Ps. (400.4) million recorded in the same period in 2004. These cash flows primarily reflect investments in fixed assets of Ps. 1,077.0 million and Ps. 886.7 million for the nine-month period ended September 30, 2005 and 2004, respectively. For the three-month period ended September 30, 2005 investment in fixed assets reached Ps. 386.0 million, compared to Ps. 372.3 million during the same period in 2004.

Net cash provided by (used in) financing activities from continuing operations were Ps. 691.1 million and Ps. 8.6 million for the nine-month period ended September 30, 2005 and 2004, respectively. For the three-month period ended September 30, 2005, our net cash provided by (used in) financing activities was Ps. (71.5) million compared to Ps. 104.8 million recorded in the same period in 2004.

We expect to make additional investments in future periods as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to increase our existing network and operating facilities.

Capitalization of preoperating expenses

We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Contractual obligations:
Debt maturing within one year	3.9	3.9	—	—	—
Long-term debt	252.9	—	2.8	0.1	250.0
Interest payments	233.8	27.5	55.0	55.0	96.3
Operating leases	83.2	14.4	22.1	13.6	33.1
Nortel	1.9	—	—	1.9	—
Total contractual cash obligation	575.7	45.8	79.9	70.6	379.4

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP. See Note 15 to the unaudited condensed consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net loss for the period presented.

Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements. Such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the pre-operating or development stages are deferred and considered as a component of a company’s assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees’ statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and provided there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

The changes in the consolidated financial statement balances included in our unaudited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

Vacations. Under Mexican GAAP, vacation expenses were recognized when taken, rather than in the period when they are earned by an employee, as is required under US GAAP. Beginning in January of 2003, Mexican GAAP required the recognition of vacation expenses when earned.

Severance. Under Mexican GAAP, severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution for pension benefits, in which case, they should be treated as a pension plan. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee’s service life.

Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Recent Accounting Pronouncements

Business combinations

In March 2004, the Mexican Institute of Public Accountants issued Bulletin B-7, Business Combinations, which is mandatory beginning on January 1, 2005. Bulletin B-7 provides for certain rules to the accounting treatment of business acquisitions and investments in associated entities. Bulletin B-7, adopts the purchase method as the only method of accounting. As a result, the use of the International Accounting Standard IAS-22, Business Combinations, was eliminated; the accounting treatment of goodwill was established, eliminating its amortization and establishing certain rules of impairment and specific rules for the acquisition of the minority interest, transfers of assets or exchange of stocks among entities under common control and the accounting treatment of intangible assets recognized in a business combinations was established. The adoption of this Bulletin has no material effect on our financial position or results of operations.

Labor obligations

New Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin were effective immediately, except for those relating to payments upon termination of labor relationships, which were effective January 1, 2005.

This Bulletin addresses the issue of post-retirement benefit payments, superseding Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles Relating to Labor Obligations.” Also, this Bulletin replaces the provision regarding the treatment of unforeseen payments as set forth in Circular 50 with one relating to “Payments upon Termination of the Labor Relationship,” defining the payments as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied; and (ii) for reasons other than restructuring, for which valuation and disclosure requirements are the same as those for pension and seniority premium payments, with the consequence that, upon adoption of this Bulletin, the transition asset or liability will be immediately recognized in the results of operations or amortized over the average remaining service life of employees.

Recent accounting pronouncements under US GAAP

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for us for non-monetary asset exchanges occurring on or after January 1, 2006.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See Note 15 to our condensed consolidated financial statements, included elsewhere in this quarterly report, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income taxes

Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Recognition of the effects of inflation

Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican national consumer price index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

Impairment of long-lived assets

We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

Revenue recognition

On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a) there is persuasive evidence of an agreement;

(b) the delivery was made or the services rendered;

(c) the sales price to the purchaser is fixed or determinable;

(d) collection is reasonably assured.

SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on our experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations as of September 30, 2005 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations since our revenues are in constant pesos. On March 29, 2004, we entered into two separate derivative transactions denominated “Coupon Swap” agreements to hedge a portion of our US dollar foreign exchange exposure resulting from the issuance of our US$ 175.0 million 11% senior notes due 2013. Under the transactions, we will receive semi-annual payments based on the aggregate notional amount of US$ 113.8 million at an annual rate of 11%, and we will make semiannual payments calculated based on the aggregate of Ps. 1,270.0 million at an annual rate of 12.3%. Both of these transactions will terminate in December 2008. During June 2005, we entered into two separate derivative transactions, which will cover the remaining portion of our US foreign exchange exposure. The terms and conditions of such transactions are the following: we will receive semi-annual payments based on the aggregate notional amount of US$ 136.2 million at an annual rate of 11%, and we will make semiannual payments calculated based on the aggregate of Ps. 1,480.0 million at an annual rate of 12.26%. Both transactions will also terminate in December 2008.

The following table provides information about the details of our option contracts as of September 30, 2005 (in thousands except average strike price):

(Amounts in millions)		Currencies		Interest Rates
Maturity date	Notional amount	Notional amount	Amount in new currency	Axtel receives	Axtel pays	Estimated fair value
December 15, 2008	US$ 113.8	Ps. 1,270	US$ 113.8	11.00%	12.30%	US$ (3.9)
December 15, 2008	US$ 136.2	Ps. 1,480	US$ 136.2	11.00%	12.26%	US$ (3.2)

Prior to entering into foreign currency hedging contracts, we evaluate the counterparties’ credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluation in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.

ITEM 4. CONTROLS & PROCEDURES

Not Applicable

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There have been the following material changes in our previously disclosed legal proceedings:

Metronet Dispute

On July 7, 2005 the State Superior Court of Appeals again ruled in our, releasing us of any liability and responsibility for allegedly terminating a letter of intent. On August 2005, Metronet requested constitutional review challenging the State Superior Court’s decision. Currently the Mexican Federal Court is reviewing the matter and resolution is pending.

Resolution of Shareholdings Dispute

On August 26, 2005, we, Telinor, Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, “Blackstone”), LAIF X sprl and LAIF IV Ltd. entered into a settlement agreement (the “Settlement Agreement”) pursuant to which all issues in an arbitration and other previously disclosed judicial proceedings in the United States and Mexico relating to the issuance and ownership of certain of our shares were resolved. As a consequence of the Settlement Agreement, our shareholders held an Ordinary and Extraordinary Shareholders Meeting dated August 26, 2005, pursuant to which, among other matters, they acknowledged and ratified all current shareholdings in Axtel, including the issuance and subscription of the previously issued shares which were the subject of dispute, approved a decrease in an immaterial amount in Telinor’s and Blackstone’s ownership of our shares and a subsequent increase in the same amount in LAIF X sprl’s ownership share and took action on a number of ancillary matters. All of the proceedings between the parties to the Settlement Agreement have been definitively resolved.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the period covered by this report, the following matters have been submitted to a vote of our shareholders:

Extraordinary Shareholders Meeting held at 10:00 a.m. on August 26, 2005 approving: (a) the cancellation of the capital increase previously approved at the Extraordinary Shareholders Meeting dated September 8, 2004, and consequently the cancellation of the series “N” shares which were deposited in treasury; (b) a reduction in the variable portion of the capital stock of the Axtel; and (c) an increase in the variable portion of the capital stock of Axtel. Number of votes cast: (i) Votes in favor: 2,141,386,611 (ii) votes against or withheld: 0 (iii) abstentions: 0 (iv) non-attendance: 0 and (v) Broker Non-Votes: Not Applicable.

Extraordinary and Ordinary Shareholders Meeting held at 11:00 a.m. on August 26, 2005 approving: (a) the acknowledgement and ratification of all Subscription Forms executed by the current shareholders of Axtel pursuant to the capital increase approved by the Extraordinary Shareholders Meeting held by Axtel on February 28, 2003, and the acknowledgement and ratification of all current shareholdings in Axtel; (b) the ratification of the Settlement Agreement described in Part II, Item 1 of this report; (c) a reduction in the variable portion of the capital stock of Axtel; (d) an increase in the variable portion of the capital stock of Axtel; (e) the amendment of certain articles of the Corporate Bylaws of Axtel; (f) the ratification of an Exit Rights Agreement between Telinor, certain shareholders of Telinor, Blackstone and LAIF X sprl (g) a secondary public offering in favor of certain shareholders of Axtel in the event Axtel carries out an initial public offering; and (h) an agreement among certain partners of Telinor Telefonia, S. de R.L. de C.V. by means of which they agree, as a group, not to formalize any transaction with any of the current Series “C” Shareholders of Axtel whereby Axtel may grant exit rights to such Series “C” Shareholders. Number of votes cast: (i) Votes in favor: 2,141,386,611 (ii) votes against or withheld: 0 (iii) abstentions: 0 (iv) non-attendance: 0 and (v) Broker Non-Votes: Not Applicable.

Extraordinary Shareholders Meeting held at 12:00 p.m. on August 26, 2005 approving: (a) the non-audited General Balance of the Corporation, and; (b) the merger of Axtel with Telinor with Axtel surviving with its current corporate name. Number of votes cast: (i) Votes in favor: 2,141,386,611 (ii) votes against or withheld: 0 (iii) abstentions: 0 (iv) non-attendance: 0 and (v) Broker Non-Votes: Not Applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS AND REPORTS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V.

Date: November 4, 2005	By:	/s/ Patricio Jimenez Barrera
Title: Chief Financial Officer